Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

Consolidated Balance Sheets as of December 31, 2004 and 2003;

Statements of Consolidated Operations for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Statements of Consolidated Cash Flows for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Statements of Parent Company Investment and Comprehensive Income for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

with Report of Independent Auditors

Independent Auditors’ Report

The Board of Directors

Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and parent company investment and comprehensive income for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway Express, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Kansas City, Missouri
March 4, 2005

CONSOLIDATED BALANCE SHEETS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

(in thousands)	December 31, 2004	December 31, 2003
Assets
CURRENT ASSETS
Cash and cash equivalents	$18,933	$24,552
Accounts receivable, less allowances of $0 and $4,793	—	349,016
Accounts receivable parent and affiliates, net	315,107	—
Fuel and operating supplies	6,994	3,785
Deferred income taxes, net	43,443	12,199
Prepaid expenses	7,987	11,333

Total current assets	392,464	400,885
PROPERTY AND EQUIPMENT
Land	228,836	239,344
Structures	335,851	344,330
Revenue equipment	144,855	97,273
Technology equipment and software	38,506	20,572
Other	52,817	48,745

	800,865	750,264
Less – accumulated depreciation	(64,739)	(2,763)

Net property and equipment	736,126	747,501
Goodwill	545,246	474,513
Intangibles	395,704	371,081
Other assets	4,421	8,441

Total assets	$2,073,961	$2,002,421

Liabilities and Parent Company Investment
CURRENT LIABILITIES
Checks outstanding in excess of bank balances	$27,459	$30,992
Accounts payable	105,566	77,433
Advances payable to parent and affiliates	—	115,202
Wages, vacations and employees’ benefits	210,208	173,298
Claims and insurance accruals	54,311	49,090
Other current and accrued liabilities	49,984	61,476

Total current liabilities	447,528	507,491
OTHER LIABILITIES
Note payable to affiliate	500,000	500,000
Deferred income taxes, net	192,339	186,280
Claims and other liabilities	301,327	318,958
Commitments and contingencies
PARENT COMPANY INVESTMENT
Capital surplus	574,175	496,044
Retained earnings (deficit)	53,912	(5,454)
Accumulated other comprehensive income (loss)	4,680	(898)

Total parent company investment	632,767	489,692

Total liabilities and parent company investment	$2,073,961	$2,002,421

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Revenue	$3,119,927	$131,249

Operating Expenses:
Salaries, wages and employees’ benefits	1,922,732	86,192
Operating expenses and supplies	473,754	21,315
Operating taxes and licenses	75,726	4,068
Claims and insurance	57,081	3,573
Depreciation and amortization	70,491	3,454
Purchased transportation	355,406	18,730
Gains on property disposals, net	(1,466)	(8)

Total operating expenses	2,953,724	137,324

Operating income (loss)	166,203	(6,075)

Nonoperating (Income) Expenses:
Related party interest expense	40,500	2,188
Related party financing charges, net	35,614	—
Interest income	(774)	(16)
Other	1,017	187

Nonoperating expenses, net	76,357	2,359

Income (Loss) Before Income Taxes	89,846	(8,434)
Income Tax Provision (Benefit)	30,480	(2,980)

Net Income (Loss)	$59,366	$(5,454)

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Activities:
Net income (loss)	$59,366	$(5,454)
Noncash items included in net income (loss):
Depreciation and amortization	70,491	3,454
Deferred income tax, net	(1,019)	—
Gain on property disposals, net	(1,466)	(8)
Changes in assets and liabilities, net:
Accounts receivable	34,371	19,467
Accounts payable	20,724	(11,371)
Other working capital items	(18,442)	(14,939)
Claims and other	(2,687)	(1,910)
Other	(3,476)	(804)

Net cash provided by (used in) operating activities	157,862	(11,565)

Investing Activities:
Acquisition of property and equipment	(73,305)	(2,399)
Proceeds from disposal of property and equipment	25,489	1,183

Net cash used in investing activities	(47,816)	(1,216)

Financing Activities:
Intercompany activity, net	(115,665)	(22,943)

Net cash used in financing activities	(115,665)	(22,943)

Net Decrease In Cash and Cash Equivalents	(5,619)	(35,724)

Cash and Cash Equivalents, Beginning of Period	24,552	60,276

Cash and Cash Equivalents, End of Year	$18,933	$24,552

Supplemental Cash Flow Information:
Income taxes paid (received)	$46,915	$(28)
Interest paid	188	—

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF PARENT COMPANY INVESTMENT AND COMPREHENSIVE INCOME

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

(in thousands)	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 12, 2003	$496,044	$—	$—	$496,044
Net loss		(5,454)	—	(5,454)
Change in foreign currency translation adjustment	—	—	(898)	(898)

Total comprehensive loss				(6,352)

Balances at December 31, 2003	496,044	(5,454)	(898)	489,692
Net income	—	59,366	—	59,366
Change in foreign currency translation adjustment	—	—	5,578	5,578

Total comprehensive income				64,944
Purchase price adjustments	78,131	—	—	78,131

Balances at December 31, 2004	$574,175	$53,912	$4,680	$632,767

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Roadway LLC

Description of Business

Roadway Express, Inc. and subsidiaries (also referred to as “Roadway Express” “the Company,” “we” or “our”), a wholly owned subsidiary of Roadway LLC, which is wholly owned by Yellow Roadway Corporation (“Yellow Roadway”), is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Approximately 30 percent of Roadway Express shipments are completed in two days or less. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada. Roadway Express has no reportable operating segments as management evaluates operating performance and allocates resources based on Roadway Express consolidated results.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation. Roadway Corporation was merged with and into a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway and the limited liability company changed its name to Roadway LLC after the merger. Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock. Roadway LLC principal subsidiaries include Roadway Express and Roadway Next Day Corporation.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”), the acquisition was accounted for under purchase accounting. As a result, the accompanying 2003 Statements of Consolidated Operations and Statements of Consolidated Cash Flows present the results from the date of acquisition.

Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway Express, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

Concentration of Credit Risks and Other

We sell services and extend credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

At December 31, 2004, approximately 81 percent of our labor force is subject to collective bargaining agreements that expire in 2008.

Revenue Recognition

For shipments in transit, Roadway Express records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway Express recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway Express retains all credit risk. Roadway Express assigns pricing to bills of lading at the time of shipment based primarily on the weight, general classification of the product, the shipping destination and individual customer discounts. This process is referred to as rating. At various points throughout our process, incorrect ratings could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. Roadway Express accrues a reserve for rerating based on historical trends. Management believes these policies most accurately reflect revenue as earned.

Foreign Currency

Our functional currency is the U.S. dollar, whereas, our foreign operations utilize the local currency as their functional currency. Accordingly, for purposes of translating foreign subsidiary financial statements to the U.S. dollar reporting currency, assets and liabilities of our foreign operations are translated at the fiscal year end exchange rates and income and expenses are translated at the weighted-average exchange rates for the fiscal year. Foreign currency gains and losses resulting from foreign currency transactions are included in consolidated operations in the year of occurrence.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers’ compensation, cargo loss and damage, property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers’ compensation, which is included in salaries, wages, and employees’ benefits.

We base reserves for workers’ compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the United States (U.S.) Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2004 and 2003, estimated future payments related to these claims aggregated $176.0 million and $175.5 million, respectively. The present value of these estimated future payments was $153.1 million and $149.2 million at December 31, 2004 and 2003, respectively.

Property and equipment

Roadway Express carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of the acquisition were principally determined by independent, third party appraisers. We compute depreciation using the straight-line method based on the following service lives:

Years
Structures	10 – 40
Revenue equipment	5 – 14
Technology equipment and software	3 – 5
Other	3 – 10

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the year ended December 31, 2004, we capitalized $1.6 million for software costs. For the period ended December 31, 2003, the amount capitalized was immaterial to the Company’s financial statements.

For the year ended December 31 2004, we recorded $62.4 million in depreciation expense. For the period December 12 through December 31, 2003, depreciation expense was $3.0 million.

Impairment of Long-Lived Assets

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount to determine if a write-down is required.

Acquisition

In accordance with SFAS No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets

(“SFAS No. 142”), we do not amortize goodwill and intangible assets with indefinite useful lives but review these assets at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets’ fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

Roadway Corporation

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC (“Roadway”) and a wholly owned subsidiary of Yellow Roadway. Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities.

Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51 (subject to proration and allocation provisions), for a total purchase price of approximately $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. We recorded the net assets at their estimated fair values and included operating results in our financial statements from the date of acquisition. We allocated the purchase price at December 31, 2003, on a preliminary basis using information then available. The allocation of the purchase price to the assets and liabilities acquired was finalized in the fourth quarter of 2004 including receipt of an independent valuation. The total purchase price increased by $78.1 million, as reflected in the change in capital surplus, primarily due to a change in the purchase price allocation between Roadway Express and New Penn. The final purchase price allocation is shown below and resulted in a $69.6 million increase to goodwill, $31.0 million increase to intangible assets and a $22.2 million decrease to property, plant and equipment from our preliminary allocation.

In connection with the acquisition, we incurred $12.0 million of restructuring costs as a result of severance (administrative, sales and operations personnel) and contract terminations. We have recognized such costs as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $10.5 million of employee termination (including wages, health benefits and outplacement services) for approximately 800 employees and $1.5 million for contract terminations. All of these restructuring items were effectuated within one year of the acquisition in accordance with purchase accounting requirements. During the year ended December 31, 2004, we paid $7.7 million of restructuring costs resulting in a $4.3 million accrued liability at December 31, 2004.

Based on an independent valuation prepared using estimates and assumptions provided by management, Yellow Roadway allocated approximately $574.2 million of the total purchase price of approximately $1.1 billion to Roadway Express as follows:

(in thousands)
Cash and cash equivalents	$60,276
Accounts receivable	342,816
Other current assets	16,922
Property, plant and equipment	727,237
Other long-term assets	8,204
Intangible assets	402,800
Goodwill	544,355
Accounts payable and other current liabilities	(539,149)
Note payable to affiliate	(500,000)
Deferred income taxes, net	(186,861)
Other long-term liabilities	(302,425)

Total purchase price	$574,175

Intangible Assets

Of the $402.8 million allocated to intangibles assets, $324.0 million was assigned to the Roadway trade name and is not subject to amortization. Of the remaining value, $63.8 million and $15.0 million were assigned to customer relationships and software related assets, respectively. Yellow Roadway assigned the customer relationships and software assets a weighted average life of 20 years and 3 years, respectively.

Goodwill

Yellow Roadway recorded $602.9 million in goodwill as part of the acquisition, allocating $544.3 million to Roadway Express and $58.6 million to Roadway Next Day. Of the total goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Yellow Roadway.

Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with SFAS No. 142, we review goodwill at least annually for impairment based on a fair value approach. During the fourth quarter of 2004, we completed our annual impairment testing of goodwill and tradenames, which are deemed to have indefinite lives, and determined there was no impairment.

The following table shows the changes in the carrying amount of goodwill:

(in thousands)
Balance at December 31, 2002	$—
Goodwill resulting from acquisition	474,738
Changes in foreign currency exchange rates	(225)

Balance at December 31, 2003	474,513
Final purchase price allocation adjustment	69,618
Changes in foreign currency exchange rates	1,115

Balance at December 31, 2004	$545,246

The components of amortizable intangible assets as of December 31 are as follows:

		2004		2003
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	20	$63,800	$3,317	$48,900	$164
Technology based	3	15,000	5,160	15,000	256

Intangible assets		$78,800	$8,477	$63,900	$420

Total marketing related intangible assets with indefinite lives, primarily trade names, were $324.0 million and $307.6 million as of December 31, 2004 and 2003, respectively. During 2004 these amounts were impacted by additional purchase price adjustments of $16.1 million and changes in foreign currency exchange rates of $0.3 million. These intangible assets are not subject to amortization, but are subjected to the annual impairment test previously discussed.

During the year ended December 31, 2004 and for the period December 12 to December 31, 2003, amortization expense was $8.1 million and $420 thousand, respectively. Estimated amortization expense for the next five years is as follows:

(in thousands)	2005	2006	2007	2008	2009
Estimated amortization expense	$8,213	$7,958	$3,214	$3,214	$3,214

Employee Benefits

Pension and Other Postretirement Benefit Plans

Qualified and Nonqualified Defined Benefit Pension Plans

Roadway Express participates in qualified and nonqualified defined benefit pension plans for most employees not covered by collective bargaining agreements (approximately 5,000 employees). Qualified and nonqualified pension benefits are based on years of service and the employees’ covered earnings. Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway Express contributes, as discussed later in this section. Additionally, on January 1, 2004, all new U.S.-salaried, nonunion employees (except those currently participating in other profit sharing plans) participate in a defined contribution retirement plan. With the implementation of the defined contribution retirement plan, the existing Roadway LLC defined benefit pension plan was closed to new participants.

Our funding policy is to target contributions at the minimum required tax-deductible contribution for the year while taking into consideration each plan’s funded status, any variable Pension Benefit Guarantee Corporation premiums and the outlooks for required funding. Our actuarial valuation measurement date for our principal pension plans and post retirement benefits plan is December 31.

Other Postretirement Benefit Plan

Roadway Express sponsors a postretirement healthcare benefit plan that covers non-union employees of Roadway Express hired before February 1, 1997. Health care benefits under this plan end when the participant attains age 65.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed future salary increases through retirement.

Plan assets: Represents the assets currently invested in the plans. Assets used in calculating the funded status are measured at the current market value at December 31.

Funded status: The funded status represents the difference between the projected benefit obligation and plan assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway Express for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and the plan assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plans’ funded status:

	Pension Benefits		Other Postretirement Benefits
(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Change in benefit obligation:
Benefit obligation at beginning of period	$452,814	$455,289	$53,076	$52,934
Service cost	21,604	1,190	767	109
Interest cost	29,325	1,454	2,188	169
Plan amendment	—	—	(14,944)	—
Participant contributions	—	—	720	—
Benefits paid	(30,987)	(5,119)	(3,032)	(136)
Actuarial (gain) loss	56,747	—	(930)	—

Benefit obligation at year end	$529,503	$452,814	$37,845	$53,076

Change in plan assets:
Fair value of plan assets at beginning of period	$283,056	$280,601	$—	$—
Actual return on plan assets	26,403	7,574	—	—
Employer contributions	20,063	—	2,312	134
Participant contributions	—	—	720	–—
Benefits paid	(30,986)	(5,119)	(3,032)	(134)

Fair value of plan assets at year end	$298,536	$283,056	$—	$—

Funded status:
Funded status	$(230,966)	$(169,757)	$(37,845)	$(53,076)
Unrecognized prior service cost	—	—	—	—
Unrecognized net actuarial (gain) loss	48,752	(6,309)	(932)	(2)

Net amount recognized	$(182,214)	$(176,066)	$(38,777)	$(53,078)

During the year ended December 31, 2004, certain changes were made to the postretirement benefit plan. These plan changes revised the cost sharing structure between the employer and the different employee groups. The reduction of the liability of $14.9 million was recognized in purchase accounting.

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheet at December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits
(in thousands)	2004	2003	2004	2003
Accrued benefit costs	$(182,214)	$(176,066)	$(38,777)	$(53,078)

Weighted average actuarial assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits
	2004	2003	2004	2003
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of increase in compensation levels	3.25%	3.25%	—	—

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

(in thousands)	2004	2003
Projected benefit obligation	$529,503	$452,814
Accumulated benefit obligation	427,518	376,584
Fair value of plan assets	298,536	283,056

The total accumulated benefit obligation for all plans was $427.5 million and $376.6 million at December 31, 2004 and 2003, respectively.

Future Contributions and Benefit Payments

We expect to contribute approximately $30.5 million to our pension plans in 2005.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in thousands)	2005	2006	2007	2008	2009	2010-2014
Expected benefit payments	$20,123	$22,283	$25,810	$30,870	$32,964	$227,865

Pension and Other Postretirement Costs

The components of our net periodic pension and other postretirement costs were as follows:

	Pension Benefits		Other Postretirement Benefits
(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Service cost	$21,603	$1,190	$767	$109
Interest cost	29,325	1,454	2,188	169
Expected return on plan assets	(24,781)	(1,266)	—	—
Amortization of unrecognized net actuarial loss	64	—	—	—

Net periodic pension cost	$26,211	$1,378	$2,955	$278

Weighted average assumptions as of December 31:
Discount rate	6.25%	6.75%	6.25%	6.25%
Rate of increase in compensation levels	3.25%	3.25%	—	—
Expected rate of return on assets	8.75%	8.50%	—	—

We believe our 2004 expected rate of return of 8.75 percent is appropriate based on our historical experience in this investment portfolio as well as a review of other objective indices. Although plan investments are subject to short-term market volatility, we believe they are well diversified and closely managed. Our asset allocation as of December 31, 2004 consisted of 68 percent in equities and 32 percent in fixed-income securities. This allocation is consistent with the long-term asset allocation for the plans. We will continue to review our expected long-term rate of return on an annual basis and revise appropriately.

Target asset allocations are as follows:

Small-cap U.S. equities	10.0%
Large-cap U.S. equities	37.0%
International equities	22.0%
Fixed-income securities	31.0%

Total	100.0%

Other Postretirement Benefit Plans

Assumed health care cost trend rates at December 31 are as follows:

	2004	2003
Health care cost trend used in the current period	10.5%	11.5%
Health care cost trend rate assumed for next year	10.0%	10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The policy of Roadway Express regarding the management of health care costs passes the increase beyond a fixed threshold to the plan participants. As a result, a one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and the interest cost components. A one-percentage-point decrease in assumed health care cost trend rates would have the following effects:

(in thousands)	2004
Effect on total of service and interest cost	$2,746
Effect on postretirement benefit obligation	2,543

The estimated employer contributions during the year ended December 31, 2005 are approximately $3.2 million.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in thousands)	2005	2006	2007	2008	2009	2010-2014
Expected benefit payments	$3,248	$3,543	$3,780	$3,862	$4,190	$23,162

Multi-Employer Plans

Roadway Express contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 81 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the “Central States Plan”) provides retirement benefits to approximately 53 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid. Roadway Express contributed and charged to expense the following amounts to these plans for the period ended December 31:

(in thousands)	2004	2003
Health and welfare	$199,139	$8,124
Pension	172,240	9,757

Total	$371,379	$17,881

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express has no current intention of taking any action that would subject it to obligations under the legislation.

Roadway Express has collective bargaining agreements with its unions that stipulate the amount of contributions it must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including (without limitation) the Central States Plan, fail to meet minimum funding requirements and the trustees of such a plan are unable to obtain waivers of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Express.

401(k) Savings Plans

In 2004, Roadway Express employees not covered by collective bargaining agreements participated in the Roadway 401(k) Savings Plan, a defined contribution plan, which provided for both nondiscretionary and discretionary employer contributions and provided a maximum matching percentage of 100 percent of the first four and a half percent of an eligible employee’s contributions, including before-tax and after-tax contributions. The entire matching component of the Roadway plan was provided with Yellow Roadway common stock. Effective December 31, 2004, the Roadway LLC 401(k) savings plan was merged into the Yellow Roadway contributory 401(k) savings plan. The Yellow Roadway 401(k) savings plan is a contributory plan and provides for both a nondiscretionary matching contribution and a discretionary contribution. The maximum nondiscretionary company match for the Yellow Roadway 401(k) plan is equal to 25 percent of the first six percent in cash and 25 percent of the first six percent in Yellow Roadway common stock, for a total match of 50 percent of the first six percent of a participant’s before-tax contributions. Any discretionary contribution for the Yellow Roadway 401(k) savings plan is determined annually by the Board of Directors. Employer contributions for the year ended December 31, 2004 were $7.3 million. Employer contributions for the period ended December 31, 2003 were not material to our operations.

Our employees covered under collective bargaining agreements may also participate in a contributory 401(k) plan. We do not make employer contributions to the plan on their behalf.

Performance Incentive Awards

Roadway Express provides quarterly performance incentive awards to nonunion employees, which are based primarily on actual operating results achieved compared to targeted operating results, and are paid in cash. Income from continuing operations in 2004 included performance incentive expense for nonunion employees of $56.1 million. Performance incentive awards expense for nonunion employees for the period ended December 31, 2003 were not material to our operations.

Related Party Transactions

Yellow Roadway maintains an asset backed securitization (“ABS”) facility that involves receivables of Yellow Transportation, Inc. and Roadway Express. The ABS facility is operated by Yellow Roadway Receivables Funding Corporation (“YRRFC”), a special purpose entity wholly owned by Yellow Roadway. As the receivables of Roadway Express are sold to YRRFC, the accompanying balance sheet at December 31, 2004 reflects these amounts as accounts receivable of $334.5 million from affiliate, net of certain financing costs. These financing charges were $35.6 million during the year ended December 31, 2004.

We paid management fees to Roadway LLC (“our parent”) of $22.3 million in 2004 that we include in “operating expenses and supplies.” The management fees were paid for various corporate and administrative services. Management fees are charged based on the direct benefits received or as a percentage of revenue. We were also charged $2.2 million by our parent for fees related to letters of credit issued to serve as collateral for our self-insurance programs, primarily in the areas of workers’ compensation, property damage and liability claims. At December 31, 2004, we had a net short-term advances payable of $19.4 million due to our parent. For the year ended December 31, 2004, we earned interest income of $0.4 million their short-term advances receivable under borrowing arrangements with our parent. The interest rate was based on the London inter-bank offer rate plus a fixed increment and was 2.56 percent at December 31, 2004. Related party transactions relating to 2003 results referred to herein were immaterial to our operations.

On December 10, 2003, Roadway Express executed a $500 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at December 31, 2004 and 2003. The fair value of this debt approximates its carrying value at December 31, 2004.

Debt and Financing

At December 31, 2003, Reimer had a $10.0 million secured revolving line of credit available with no outstanding borrowings. In the first quarter of 2004, we closed the facility.

Income Taxes

We use the liability method to reflect income taxes on our financial statements. We recognize deferred tax assets and liabilities by applying enacted tax rates and regulations to the differences between the carrying value of existing assets and liabilities and their respective tax basis and capital loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted. We assess the realizability of deferred tax assets for capital and operating loss carryforwards and provide valuation allowances when we determine it is more likely than not that such losses will not be realized within the applicable carryforward period. We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries’ earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Deferred tax liabilities (assets) were comprised of the following at December 31:

(in thousands)	2004	2003
Depreciation	$169,716	$170,159
Employee benefits	2,715	28,654
Intangibles	144,330	144,436
Revenue	8,449	6,687
Other	183	—

Gross tax liabilities	$325,393	$349,936

Claims and insurance	$(62,540)	$(60,427)
Employee benefits	(106,265)	(109,053)
Other	(7,692)	(6,375)

Gross tax assets	$(176,497)	$(175,855)

Net tax liability	$148,896	$174,081

We have a tax sharing policy with Yellow Roadway Corporation that requires us to share in its consolidated tax burden based on our respective share of taxable income or losses relative to Yellow Roadway Corporation’s other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate for the year ended December 31 is as follows:

	2004	2003
Federal statutory rate	35.0%	35.0%
State income taxes, net	2.8	3.0
Nondeductible business expenses	2.2	(1.6)
Foreign tax credit and rate differential	(0.4)	(1.0)
Other, net	(5.7)	(0.1)

Effective tax rate	33.9%	35.3%

For 2004, “other, net” is primarily composed of intercompany charges not included in the accompanying statements of operations.

The income tax provision (benefit) consisted of the following:

(in thousands)	2004	2003
Current:
U.S federal	$22,270	$(1,856)
State	5,134	(338)
Foreign	4,095	16

Current income tax provision	$31,499	$(2,178)

Deferred:
U.S federal	$(947)	$(537)
State	(153)	(53)
Foreign	81	(212)

Deferred income tax provision	$(1,019)	$(802)

Income tax	$30,480	$(2,980)

Based on the income before income taxes:
Domestic	$76,951	$(7,604)
Foreign	12,895	(830)

Income (loss) before income taxes	$89,846	$(8,434)

Previously, the Internal Revenue Service (“IRS”) challenged the timing of a deduction by Roadway Express related to prior years’ contributions to certain union pension plans. During the year ended December 31, 2004 we reached an agreement with the IRS and paid $41.4 million ($32.3 million net of tax benefit) to resolve this matter. Additional state tax and interest payments of approximately $9.0 million ($7.4 million net of tax benefit) resulting from the federal adjustments were made in January of 2005. We had specifically established reserves related to these payments in purchase accounting.

Commitments, Contingencies, and Uncertainties

Roadway Express incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statement of Consolidated Operations. Actual rental expense was $51.4 million and $2.9 million for the year ended December 31, 2004 and for the period December 12 through December 31, 2003, respectively.

We utilize certain terminals and equipment under operating leases. At December 31, 2004, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)	2005	2006	2007	2008	2009	Thereafter
Minimum annual rentals	$41,697	$30,053	$22,349	$14,564	$5,619	$6,644

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2005 net capital expenditures are expected to be $50.0 to $60.0 million, of which $17.4 million was committed at December 31, 2004.

Roadway Express is involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. Our estimates of costs are developed based on internal evaluations and, when necessary, recommendations from external environmental consultants. These accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and the amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. These accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Where we have been identified as a potentially responsible party in a U.S. federal “Superfund” site, we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site. As of December 31, 2004, recorded balances related to these matters were not material.